UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

TDH HOLDINGS, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G87084110 (CUSIP Number)

Zou Ventures LLC

107 Iron Gate

Irvine, CA 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G87084110

1.	Names of Reporting Person: Zou Ventures LLC
I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instruction):
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 160,000
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 160,000
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
160,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
2.53%
14.	Type of Reporting Person (See Instructions):
OO

EXPLANATORY NOTE

As a result of a recent sales of Common Shares (defined below), the Reporting Person no longer beneficially own more than 5% of the Common Shares.  So, upon the filing of this amendment, the Reporting Person will cease to be reporting persons with regard to the Common Shares.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D/A (this “Statement”) relates to the common shares, par value $0.02 per share (the “Common Share”), of TDH Holdings, Inc., a company organized under the laws of the British Virgin Islands (the “Company”), whose principal office is located at Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

Zou Ventures LLC

(b)	Residence or Business Address:

Zou Ventures LLC

107 Iron Gate

Irvine, CA 92618

(c)	Present Principal Occupation and Employment:

Zou Ventures LLC’s principal business is private equity.

(d)	and (e) Criminal Convictions and Civil Proceedings:

Zou Ventures LLC has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Incorporation/Organization/Citizenship:

Nevada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 12, 2022, Zou Ventures LLC sold 2.2 million Common Shares at a weighted average price of $0.59 per share.

ITEM 4. PURPOSE OF TRANSACTION

On January 12, 2022, Zou Ventures LLC sold 2.2 million Common Shares at a weighted average price of $0.59 per share.Zou Ventures LLC originally acquired the Common Shares from the Company for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Zou Ventures LLC beneficially owns 160,000 Common Shares (3,200,000 Common shares before the 1-20 reverse stock split of the Company effective on June 14, 2022), representing 2.53% of the outstanding Common Shares of the Company (based upon 6,323,268Common Shares outstanding as of the date of this filing).

(b)	Ms. Yi Zou, the managing member of Zou Ventures LLC has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 5,400,000 common shares, before the 1-20 reverse stock split of the Company effective on June 14, 2022.

(c)	The following table sets forth the transactions of commons shares that were effected during the past six months by Zou Ventures LLC.

Trade Date	Number of Shares Sold	Price Per Share
January 12, 2022	2,200,000	0.59

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Zou Ventures LLC and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2022	Zou Ventures LLC

/s/ Yi Zou
	By:	Yi Zou
Managing Member

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